October 28, 2009

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549, Stop 4631

Attention:	Rufus Decker, Accounting Branch Chief
Ernest Greene, Staff Accountant
Jeanne Baker, Assistant Chief Accountant

Re:	Shiloh Industries, Inc.

Form 10-K for the fiscal year ended October 31, 2008

Form 10-Q for the fiscal quarters ended January 31, 2009, April 30, 2009, and July 31, 2009

File Number 0-21964

Dear Mr. Decker:

Shiloh Industries, Inc. (the “Company”) is submitting this letter in response to the comment letter from the staff of the Securities and Exchange Commission (the “Commission”) dated October 9, 2009 (the “Comment Letter”) with respect to the Company’s Form 10-K for the fiscal year ended October 31, 2008 (the “2008 10-K”) and Forms 10-Q for the fiscal quarters ended January 31, 2009, April 30, 2009, and July 31, 2009.

Below are the Company’s responses to each comment in the Comment Letter. For the convenience of the staff, we have repeated each of the staff’s comments before the response.

Form 10-K for the Fiscal Year Ended October 31, 2008

General

1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

Response: The staff’s comment is noted. Where appropriate, the Company’s responses include the revised disclosures that will appear in future filings with the Commission beginning with the Company’s annual report on Form 10-K for the fiscal year ending October 31, 2009.

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October 28, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policy

Deferred Tax Assets, page 12

2.	We have read your response to comment four from our letter dated August 25, 2009. You indicated that you considered available positive and negative evidence to determine whether a valuation allowance was necessary. Please expand your disclosure to provide a more robust discussion of the positive and negative evidence you considered in your determination of whether your deferred tax assets were recoverable. For instance, based on your deferred tax assets and liabilities presented in Note 12, we assume you may be relying on future reversals of existing taxable temporary differences. If so, confirm and disclose that the deferred tax liabilities you are relying on in your assessment of the realizability of your deferred tax assets will reverse in the same period and jurisdiction and is of the same character as the temporary differences giving rise to the deferred tax assets to the extent you are relying on deferred tax liabilities.

Response: In future filings with the Commission, the Company will replace its disclosure of critical accounting policies concerning Income Taxes. The Company’s disclosure will be similar to the following:

In accordance with the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 740, “Income Taxes,” the Company utilizes the asset and liability method in accounting for income taxes. Income tax expense includes U.S. and international income taxes minus tax credits and other incentives that will reduce tax expense in the year they are claimed. Deferred taxes are recognized at currently enacted tax rates for temporary differences between the financial accounting and income tax basis of assets and liabilities and operating losses and tax credit carryforwards. Valuation allowances are recorded to reduce net deferred tax assets to the amount that is more likely than not to be realized. The Company assesses both positive and negative evidence when measuring the need for a valuation allowance. Evidence typically assessed includes the operating results for the most recent three-year period and, to a lesser extent because of inherent uncertainty, the expectations of future profitability, available tax planning strategies, the time period over which the temporary differences will reverse and taxable income in prior carryback years if carryback is permitted under the tax law. The calculation of the Company’s tax liabilities also involves dealing with uncertainties in the application of complex tax laws and regulations. The Company recognizes liabilities for uncertain income tax positions based on the Company’s estimate of whether, and the extent to which, additional taxes will be required. The Company

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October 28, 2009

reports interest and penalties related to uncertain income tax positions as income taxes.

Also, in future filings with the Commission, the Company will replace its paragraph in the Income Tax Footnote that begins with “While future projections” with the following disclosure:

The Company assesses both negative and positive evidence when measuring the need for a valuation allowance. A valuation allowance has been established by the Company due to the uncertainty of realizing certain loss carryforwards in Mexico and loss carryforwards in various state jurisdictions in the United States. The Company believes the remaining deferred tax assets will be realizable based on future reversals of existing taxable temporary differences which would generate ordinary income in the U.S. and available tax planning strategies which would be implemented to recognize the deferred tax assets. The Company intends to maintain the valuation allowance against certain deferred tax assets until such time that sufficient positive evidence exists to support realization of the deferred tax assets. In the event the Company were to determine that it would be able to realize its deferred tax assets in the future in excess of their net recorded amount, an adjustment to the deferred tax assets would increase income in the period such determination was made. Likewise, should the Company determine that it would not be able to realize all or part of its net deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to income in the period such determination was made.

In addition, the Company will disclose in its Form 10-K for the fiscal year ending October 31, 2009 that the benefit of its fiscal 2009 U.S. Federal net operating loss is fully realizable through the ability to carry back the loss and recover taxes paid in the prior two fiscal years. In the future, once the Company has fully utilized all of its carry-back potential in the U.S., to the extent that U.S. net operating losses still exist beyond future taxable income, a valuation allowance related to such remaining unused net operating losses may be required.

Pension and Other Post-retirement Costs and Liabilities, page 13

3.	We have read your response to comment five from our letter dated August 25, 2009. Please confirm that you will disclose the reason for the change from Moody’s Aa Corporate Bonds to the Citigroup Pension Discount Curve. Please also disclose the impact of this change on your pension and post-retirement expenses for the year ended October 31, 2008 and liabilities at October 31, 2008.

Response: The staff’s comment is noted. The requested disclosures will be included in the Company’s Form 10-K for the fiscal year ending October 31, 2009.

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October 28, 2009

Form 10-Q for the Quarterly Period Ended July 31, 2009

Note 2 – Liquidity, page 6

4.	We note your disclosure that if you do not comply with all of the covenants at October 31, 2009, in the absence of the waiver or amendment, the lender could avail themselves of remedies under the Credit Agreement at November 30, 2009. Please expand your disclosures herein and within your Liquidity and Capital Resources section of the Management’s Discussion and Analysis to identify those remedies and the impact the imposition of those remedies could have on the Company.

Response: If prior to filing of the Form 10-K for the fiscal year ended October 31, 2009, the Company is not successful in amending its Credit Agreement or in obtaining a waiver from the members of the group of lenders for the necessary period of time, the Company will disclose in that Form 10-K in its discussion of liquidity included in the Company’s footnote on liquidity and in the Liquidity and Capital Resources section of Management’s Discussion and Analysis the remedies that the lending group could pursue. Also, the Company will disclose the impact that those remedies could have on the Company.

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Critical Accounting Policies

Impairment of Long-Lived Assets, page 18

5.	We have read your response to comment 13 from our letter dated August 25, 2009. Given that your asset group in Saltillo, Mexico has a carrying value that was close to the fair value, please disclose the following:

•	The percentage by which fair value exceeds the carrying value as of the most recent impairment test;

•	A description of the assumptions that drive the estimated fair value;

•	A discussion of any potential events and / or circumstances that could have a negative effect to the estimated fair value; and

•

A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions.

Response: The Company’s investment in net property, plant and equipment of the Saltillo, Mexico plant was $17,000,000 at April 30, 2009. The fair value was

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determined on the basis of sales projected for the next five years. The sales assumptions are based on several factors: sales for which customer purchase orders have been issued to the Company and the related vehicle remains in production for the five year period; sales of parts specific to current models of vehicles that will go out of production during the five year period where the Company expects to be successful in retaining the business for the follow-on vehicle; sales resulting from new opportunities. The fair value was also based on achieving a reasonable level of profitability on the Company’s Mexican operations and, therefore, generating positive cash flow from operations. The Company considered the probability of achieving the expected sales and related cash flow by assigning probability factors to achieving the sales and cash flow expected.

The success of the Company’s projections is dependent on retaining current business, successfully achieving the follow on business for the next generation of vehicle going out of production and achieving the Company’s sales growth objectives. Also, the related parts that the Company produces must be successfully manufactured profitably.

More importantly, and regardless of the fair value comparison to net property, plant, and equipment, the Company has considered the strategic significance of its presence in Mexico. The automotive customers of the Company have invested in the production of vehicles in the Mexican market for internal consumption and for export to other countries. Also, to serve our customers in the global marketplace, the presence of the Company in the Mexican market is interrelated with the Company’s efforts to maintain its current business position and obtain new business in North America. The Company’s presence in Mexico is, therefore, considered a necessity and, as a result of the presence, the Company will successfully achieve a reasonable portion of the market.

The Company strongly feels that once economic conditions improve in the overall economy and in the automotive market specifically, the Company will achieve sales levels that will return its Mexican operations to profitability and generate cash flow to recover its investment in property, plant, and equipment.

In future filings with the Commission the Company will include disclosures similar to the following concerning its Mexican investment, if the non-discounted cash flow analysis indicates the possibility that an impairment exists:

At October 31, 2009, the only asset group that had a carrying value that was close to fair value was the Company’s manufacturing facility in Saltillo, Mexico. The aggregate carrying value of the Saltillo asset group at October 31, 2009 was $            , inclusive of land of $            and building and building improvements of $            . The estimated fair value of the Saltillo asset group at October 31, 2009 was approximately             % of the aggregate carrying value of such asset group.

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In determining the estimated fair value of the Saltillo asset group, the Company utilized a discounted cash flow analysis which considered (i) estimated future levels of sales and operating profits over a             year period associated with the Saltillo asset group, and (ii) the estimated cash flows which would be received upon an assumed future disposal of the land and buildings at the end of the             year forecast period. The process for determining the forecasted future levels of sales and operating profits and estimated asset disposal proceeds was consistent with the process used for the undiscounted cash flow analysis. The discount rate utilized by the Company in the analysis was             %, and was based upon             .

The key assumptions related to the forecasted operating results could be adversely impacted by, among other things, decreases in estimated North American car builds during the forecast period, the inability of the Company or its major customers to maintain their respective forecasted market share positions, a less than anticipated shift to Mexico of the production activities of the Company’s major customers, the inability of the Company to achieve the forecasted levels of operating margins on parts produced, and a deterioration in property values associated with manufacturing facilities in the Saltillo region.

Although the Saltillo facility has generated losses in recent years, the primary cause thereof has been insufficient production volumes. The Company believes that the anticipated shift to Mexico of production activities by its major customers will allow the Saltillo facility to increase production volumes to levels which allow that plant to operate profitably during the forecast period.

In connection with the Company’s responses to the staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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October 28, 2009

If you have any questions regarding these matters, please do not hesitate to contact the undersigned or Thomas J. Stecz, Corporate Controller at (330) 558-2600.

Sincerely,

Shiloh Industries, Inc.

/s/ Kevin Bagby
Kevin Bagby
Vice President Finance and Chief Financial Officer